SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Announces That Mr. Jacob Perry Will Replace Mr. Jacob Even Ezra as Chairman Upon his Retirement dated May 29, 2007.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Announces That Mr. Jacob Perry Will Replace Mr. Jacob Even Ezra as Chairman Upon his Retirement

Tuesday May 29, 8:09 am ET

Current Chairman of the Board, Mr. Jacob Even-Ezra, to Retire by End-2007

Mr. Jacob Perry, Deputy Chairman, Will Become Chairman

YAHUD, Israel, May 29 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS; TASE: MAGS), today announced that Mr. Jacob Even-Ezra has notified the Board of Directors that he intends to retire from his position as Chairman no later than December 31, 2007. Mr. Even-Ezra will continue to serve as a member of the Company's Board of Directors.

The Board of Directors appointed Mr. Jacob Perry to succeed Mr. Even-Ezra as Chairman of the Board of Directors, effective upon his retirement. Mr. Perry, a seasoned executive, has served as a deputy chairman since September 2006 and as director of the Company since December 2002. From 1995 to December 2002, Mr. Perry was President and CEO of Cellcom Israel Ltd. From 2003 to 2006 Mr. Perry served as chairman of the board of directors of Lipman Electronic Engineering Ltd. Mr. Perry served with the Israeli General Security Service for 29 years, and served as its director from 1988 until 1995. Mr. Perry has also served as an adviser to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a member of the management of many public organizations and also serves as chairman of the board of directors of Mizrahi Tefahot
Bank B.M., B- Contact Ltd., a content company for cellular services, Pinpoint, Inc., a blank check company traded in the U.S., Allo Telecom and Keren Mor. Mr. Perry holds an A.M.P. from Harvard Business School and a B.A. in Oriental Studies and History of the Jewish People from Tel-Aviv University.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China. Magal trades under the symbol MAGS in the U.S. on the NASDAQ Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE).

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Company
    Magal Security Systems, Ltd
    Raya Asher, CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: magalssl@trendline.co.il

    Investor Relations
    Ehud Helft/Kenny Green
    G.K. Investor Relations
    Tel: +1-866-704-6710
    E-mail: Ehud@gk-biz.com
    Kenny@gk-biz.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board



Date:  May 29, 2007